---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                   Insurance Management Solutions Group, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -------------------------------------------------------------
                         (Title of Class and Securities)

                                    458045101
          ------------------------------------------------------------
                                 (CUSIP Number)


                          Bankers Insurance Group, Inc.
                          Attn: Robert G. Southey, Esq.
                          Secretary and General Counsel
                               360 Central Avenue
                          St. Petersburg, Florida 33701
                                 (727) 823-4000

                                 With a copy to:

                            Thomas J. Dougherty, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                                Boston, MA 02108
                                  (617)573-4800
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 5, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)






o If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 20 Pages

                                 SCHEDULE 13D

     CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Group, Inc.

------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
------------------------------------------------------------------------------
3.   SEC USE ONLY


------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
------------------------------------------------------------------------------
7.       SOLE VOTING POWER
                  0
------------------------------------------------------------------------------
8.   SHARED VOTING POWER
                           8,349,884 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
                                    0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
                                    8,349,884 (see item 5)

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
              HC

------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Company

------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  WC
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                              (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0

------------------------------------------------------------------------------
8.   SHARED VOTING POWER
            3,528,455 (see item 5)

------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
         3,528,455 (see item 5)
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,528,455 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           28.7%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         IC

------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             Bankers Security Insurance Company

------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                            (a)  (x)
                                            (b)  ( )

------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

            WC
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0
------------------------------------------------------------------------------
8.   SHARED VOTING POWER
         4,821,429 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
         4,821,429 (see item 5)
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,821,429 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           39.3%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         IC
------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Financial Corporation
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                    (a)  (x)
                                    (b)  ( )

------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0

------------------------------------------------------------------------------
8.   SHARED VOTING POWER
            8,349,884 (see item 5)
------------------------------------------------------------------------------

9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
        8,349,884 (see item 5)

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                  CO
------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation

------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  (x)
                                                     (b)  ( )
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0
------------------------------------------------------------------------------
8.   SHARED VOTING POWER
          8,349,884 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
       8,349,884 (see item 5)

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                  ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Bankers International Financial Corporation, Ltd.

------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )

------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0
------------------------------------------------------------------------------
8.   SHARED VOTING POWER
            8,349,884 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
               8,349,884 (see item 5)

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           OO

------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Ansbacher (Cayman) Limited, as trustee for Bankers
          International Financial Corporation II Trust
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)         (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0

------------------------------------------------------------------------------
8.   SHARED VOTING POWER
          8,349,884 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
        8,349,884 (see item 5)
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           OO
------------------------------------------------------------------------------




CUSIP No. 0001063167
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable
         Endeavors, Ltd.
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)         (  )

------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Cayman
------------------------------------------------------------------------------
7.   SOLE VOTING POWER
                  0

------------------------------------------------------------------------------
8.   SHARED VOTING POWER
           8,349,884 (see item 5)
------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
               0
------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
        8,349,884 (see item 5)
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,349,884 (see item 5)

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
               OO
------------------------------------------------------------------------------

Note:    This Amendment No. 2 to Schedule 13D amends the Statement on
         Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D or Amendment No. 1):

         In the event that the Issuer or BIG take any of the actions set forth in Item 4 below, BIG anticipates that they would fund any such actions from a combination of sources, including funds from affiliates, working capital, funds borrowed from banks and/or funds from other sources that may be or become available to them prior to the consummation of any transaction contemplated by Item 4 below.

Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         Subsequent to the delivery of the July 16 Letter (as defined in Amendment No. 1) to the Special Committee, representatives of BIG from time to time held discussions with representatives of the Special Committee regarding the July 16 Letter and the potential terms on which BIG might support a Self-Tender (as defined in Amendment No. 1), which included discussions as to the offer price, the amount of and rate of interest on the Loan (as defined in Amendment No. 1) and the conditions to closing the Self-Tender. In the course of these discussions, representatives of BIG inquired whether the Special Committee would recommend a proposal, if made by BIG, supporting a Self-Tender at a price of $3.08 per share, subject to a loan to BIG in the amount of $9 million, bearing interest at a rate of 10.75%.

         Subsequently, by letter to the Special Committee dated August 5, 2002, (the "August 5 Letter"), based on its belief that the Special Committee was prepared to accept such a proposal, BIG indicated its willingness to support a Self-Tender at a price of $3.08 per share, subject to (a) the Issuer providing a loan (the "Loan") to BIG in the amount of $7 million on the terms outlined in an annex to the August 5 Letter, (b) the Issuer entering into a merger agreement (the "Merger Agreement") with BIG providing for the Self-Tender and a second-step merger (the "Merger") of the Issuer with an indirect subsidiary of BIG on terms customary for transactions of that type, (c) appropriate board approvals of the Self-Tender, the Loan, the Merger Agreement and the Merger, based upon the advice of an independent financial advisor that such transactions are fair from a financial point of view to the shareholders of the Issuer (other than the Reporting Persons), (d) acceptance of the Self-Tender by a majority of the outstanding shares of the Issuer not held by the Reporting Persons, (e) the receipt of appropriate regulatory approvals, if required, and (f) the other terms and conditions outlined in the August 5 Letter. The full text of the August 5 Letter is attached hereto as Exhibit 4.3 and hereby incorporated by reference herein.

         Subsequent to the delivery of the August 5 Letter, the Special Committee indicated to BIG that in lieu of accepting BIG's proposal, the Special Committee desired to negotiate mutually acceptable definitive agreements with BIG on substantially the terms of the August 5 Letter. The Reporting Persons intend to pursue such negotiations.

         The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

         In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, continued ownership of the shares of Common Stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

         The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

Item 7.  Material to be Filed as Exhibits.

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16,
                  2002 (3)

         4.3      Letter from BIG to the Special Committee dated August 5,
                  2002

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd.(1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial
                  Corporation II Trust(1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)



(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.1, filed with the SEC on July 19, 2002.



         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:   August 8, 2002

                                            BANKERS INSURANCE GROUP, INC.

                                            By:  /s/ Robert G. Southey


                                            -----------------------------
                                            Name:   Robert G. Southey
                                            Title:  Secretary
                                                    General Counsel
                                                    Vice President


                                            BANKERS INSURANCE COMPANY

                                            By:  /s/ Robert G. Southey


                                            -----------------------------
                                            Name:   Robert G. Southey
                                            Title:  Secretary
                                                    General Counsel
                                                    Vice President


                                            BANKERS SECURITY INSURANCE COMPANY

                                            By:  /s/ Robert G. Southey


                                            -----------------------------
                                            Name:    Robert G. Southey
                                            Title:   Secretary
                                                     General Counsel
                                                     Vice President


                                            BANKERS FINANCIAL CORPORATION

                                            By:  /s/ David B. Snyder


                                            -----------------------------
                                            Name:    David B. Snyder
                                            Title:   Secretary
                                                     General Counsel
                                                     Vice President


                                            BANKERS INTERNATIONAL FINANCIAL
                                            CORPORATION

                                            By:  /s/ David B. Snyder


                                            ------------------------------
                                            Name:    David B. Snyder
                                            Title:   Secretary
                                                     General Counsel
                                                     Vice President


                                            BANKERS INTERNATIONAL FINANCIAL
                                            CORPORATION, LTD.

                                            By:  /s/  David K. Meehan


                                            --------------------------------
                                            Name:    David K. Meehan
                                            Title:   Attorney-in-fact under
                                                     Power dated 5/16/02


                                            ANSBACHER (CAYMAN) LIMITED, AS
                                            TRUSTEE FOR THE BANKERS INTER-
                                            NATIONAL FINANCIAL CORPORATION
                                            II TRUST

                                            By:  /s/ David K. Meehan


                                            -------------------------------
                                            Name:   David K. Meehan
                                            Title:  Attorney-in-fact under
                                                    Power dated 5/16/02


                                            INDEPENDENT FOUNDATION FOR THE
                                            PURSUIT OF CHARITABLE ENDEAVORS,
                                            LTD.


                                            By:  /s/ David K. Meehan


                                            -------------------------------
                                            Name:    David K. Meehan
                                            Title:   Attorney-in-fact under
                                                     Power dated 2/10/99



                              INDEX OF EXHIBITS



     Number            Description

     4.1          Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

     4.2          Letter from BIG to the Special Committee dated July 16,
                  2002 (3)

     4.3          Letter from BIG to the Special Committee dated August 5,
                  2002

     99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

     99.2 Power of Attorney for Bankers International Financial Corporation, Ltd.(1)

     99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial
                  Corporation II Trust(1)

     99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)



(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.1, filed with the SEC on July 19, 2002.

                                                                 Exhibit 4.3


                     BANKERS INSURANCE GROUP LETTERHEAD



Edwin C. Hussemann
Treasurer


                                                              August 5, 2002

John S. McMullen
Chairman of Special Committee of the Board of Directors of
Insurance Management Solutions Group, Inc.
501 East Kennedy Boulevard, Suite 1700
Tampa, FL  33602

Dear Jack:

         This letter amends any and all prior communications from or on behalf of BIG (defined below) to you, any other member of the Special Committee or any advisor to the Special Committee regarding the subject matter hereof.

         We are writing to communicate to you that we would be prepared to support a self-tender offer by Insurance Management Solutions Group, Inc. (the "Self Tender") and the other transactions described herein, upon the terms and conditions outlined in this letter. We commit to support the Self Tender if made at a price per share of three and 08/100 dollars ($3.08) per share in cash and in accordance with the other terms and conditions outlined in this letter. We are also prepared to commit not to tender the shares of IMSG held by us and our affiliates into the Self Tender and to pursuing this potential transaction in as expedited a manner as possible, consistent with our mutual responsibilities to our respective constituencies. Our commitment is conditioned upon the following limited conditions: (i) the agreement of IMSG to enter into a financing arrangement (the "Lending Transaction") with Bankers Insurance Group, Inc. ("BIG") or assigns upon the terms and conditions outlined in Annex A, (ii) execution of a mutually acceptable definitive agreement between IMSG and BIG providing for the making of the Self Tender and a second step merger of IMSG with a newly formed indirect subsidiary of BIG (the "Merger") whereby the shares of IMSG held by shareholders of IMSG other than BIG and its affiliates that do not tender into the Self Tender would be converted into the right to receive three and 08/100 dollars ($3.08) per share in cash, with such agreement to be on terms and conditions customary in these types of transactions, (iii) the approval of the Self Tender and the Merger, and of the Lending Transaction in the context of the entire transaction, by the Special Committee and the Board of Directors of IMSG, based upon the advice of an independent financial advisor that such transactions are each fair from a financial point of view to the stockholders of IMSG other than BIG and our affiliates, (iv) acceptance of the Self Tender by not less than a majority of the minority of the shares outstanding of IMSG, and (v) the receipt of appropriate regulatory approvals, if required. With respect to (v) above, as of August 5, 2002, BIG is unaware of any required insurance regulatory approvals for this transaction.

         I look forward to your response to this proposal and am eager to move forward with respect to this transaction.

                                                     Sincerely,


                                                     Edwin C. Hussemann

RGS:ts
Enclosure

                                   ANNEX A


                      Terms of the Lending Transaction

$7M Loan / Letter of Credit / Guarantee or combination thereof:

      Debtor:              Bankers Insurance Group, Inc.

      Lender:              Insurance Management Solutions Group, Inc.

      Principal Amount:    $7 Million

      Interest Rate:       10.75% per annum

      Term: One year, monthly interest payments only, demand upon 90 day notice in the event a definitive merger agreement is terminated other than due to IMSG's breach

      Funding Date:        As soon as practicable

      Collateral:          All rights, title and interest in the book of
                           flood insurance agency contracts held by BIG subsidiary Bankers Underwriters, Inc.